March 17, 2010	Philip T. Colton
(612) 604-6729
pcolton@winthrop.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Stephen Krikorian
                 Ms. Melissa Walsh
                 Ms. Katherine Wray
                 Mr. Mark Shuman

RE:	Navarre Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2009 Form 8-K Filed October 30, 2009 File No. 000-22982
Ladies and Gentlemen:
On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comment presented in the follow-up comment letter from Mr. Stephen Krikorian, dated March 4, 2010 (the “Comment Letter”). For the Staff’s convenience, our Response is preceded by the related Staff Comment.
Form 10-K for the Fiscal Year Ended March 31, 2009
Notes to Consolidated Financial Statements
Note 28 Business Segments, page 91

Comment 1.	We reissue and clarify prior comment 7. Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar product and services in accordance with paragraph 37 of SFAS 131. In this regard, these enterprise-wide disclosures should be provided in addition to the disclosures for reportable segments.

Response 1.	In previous filings, the Company included disclosures of revenues by product and service in the “Management’s Discussion and Analysis of Financial

March 17, 2010
Securities and Exchange Commission

Condition and Results of Operations” (“MD&A”) sections of the Company’s quarterly and annual reports.

Pursuant to SFAS 131, paragraph 37, the Company will add the tabular information below in the business segment note to the financial statements beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending March 31, 2010. Future disclosure of this information will be presented in a format similar to the tabular discussion below.

The Company does not believe that providing the data in this format for past filings is appropriate as it is information that is not critical to an understanding of the Company’s prior financial statements or its business from period to period. In addition, and as is discussed above, all relevant product category information has been disclosed in the MD&A section of prior filings. The Company also notes that the information provided in this letter is filed publicly, and with the Company’s fiscal year end (3/31) approaching, the information will be included in the upcoming Annual Report on Form 10-K (a June filing). However, in light of the requirements of SFAS 131, and in the interest of providing more complete disclosure, the Company will provide this information going forward, to the extent that it continues to be relevant.

The following table provides net sales by product line for each business segment for the fiscal years ended March 31, 2009 and 2008 and for the nine months ended December 31, 2009:

Nine Months Ended
December 31, 2009	Publishing	Distribution	Eliminations	Consolidated
Software	23,177	304,671	(18,419)	309,429
Home Video	44,012	29,123	(16,273)	56,862
Video Games		23,724		23,724

Consolidated	67,189	357,518	(34,692)	390,015

Fiscal Year 2009	Publishing	Distribution	Eliminations	Consolidated
Software	32,447	467,034	(28,537)	470,944
Home Video	70,381	55,199	(36,193)	89,387
Video Games		70,660		70,660

Consolidated	102,828	592,893	(64,730)	630,991

Fiscal Year 2008	Publishing	Distribution	Eliminations	Consolidated
Software	39,362	498,255	(37,945)	499,672
Home Video	78,061	64,656	(32,013)	110,704
Video Games		48,096		48,096

Consolidated	117,423	611,007	(69,958)	658,472

March 17, 2010
Securities and Exchange Commission

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Philip T. Colton
Philip T. Colton

cc:	J. Reid Porter (Navarre Corporation) Ryan F. Urness (Navarre Corporation) Gregory S. Steiner (Grant Thornton)